UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Technologies Retirement Savings Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 28, 2011

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Investments at fair value:
Interest in registered investment companies	$173,468,134	$86,510,639
Interest in synthetic investment contracts	85,820,716	96,691,920
Corporate common stocks	28,165,444	24,860,857
Interest-bearing cash and cash equivalents	16,064,166	10,446,108
Interest in common collective trusts	2,303,779	58,703,216

Total investments at fair value	305,822,239	277,212,740

Notes receivable from participants	3,674,030	3,472,651
Contributions receivable	12,903	9,136

	3,686,933	3,481,787

Net assets available reflecting investments at fair value	309,509,172	280,694,527
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,609,478)	(1,008,884)

Net assets available for benefits	$306,899,694	$279,685,643

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2010	2009

Contributions:
Employer	$7,775,975	$8,086,315
Employee	7,390,554	7,336,340
Rollovers	558,049	351,778

Total contributions	15,724,578	15,774,433

Interest income on notes receivable from participants	201,901	205,661

Investment income:
Net gain from interest in registered investment companies	20,627,222	20,857,133
Net gain on corporate common stocks	6,610,304	10,684,342
Net gain from interest in common collective trusts	1,296,358	10,531,685
Interest income	1,004,971	1,357,720
Dividend income	285	124
Other	2,573,950	3,254,827

Total investment income	32,113,090	46,685,831

	48,039,569	62,665,925

Distributions to participants	(20,333,435)	(11,404,618)
Administrative expenses and other, net	(492,083)	(711,643)

	(20,825,518)	(12,116,261)

Net increase in net assets available for benefits	27,214,051	50,549,664
Net assets available for benefits at beginning of year	279,685,643	229,135,979

Net assets available for benefits at end of year	$306,899,694	$279,685,643

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
December 31, 2010
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued changes to reporting and disclosure requirements for loans to participants. Participant loans are required to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The changes are effective for the fiscal year ended December 31, 2010, and are required to be applied retrospectively. There were no changes to the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Plan adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004, to provide an employer contribution of $0.50 for each hour worked by the participant, and on June 1, 2004, to provide that the employer match and the employer contributions of 6.5% of participants’ monthly pensionable earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), a common collective trust (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2010 and 2009 were as follows:

	Years Ended December 31
	2010	2009

Based on actual earnings	3.01%	3.67%
Based on interest rate credited to participants	2.90%	3.55%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the investment may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2010	2009

Allegheny Technologies Incorporated common stock	$28,165,444	$24,860,857
Prudential Core Conservative Intermediate Bond Fund*,***	27,957,168	—
American Funds Growth Fund of America	23,152,297	21,630,910
Alliance Bernstein Small Mid Cap Value Fund	19,646,199	15,194,696
EB Temporary Investment Fund of Bank of New York Mellon *	16,064,166	10,446,108
Vanguard Institutional Index Fund*	16,010,060	—
MSIF Small Company Growth Fund*	15,353,658	8,377,664
American Funds Europacific Growth Fund**	14,154,489	14,083,886
BlackRock Asset-Backed Securities Index Fund***, **	9,653,444	21,306,579
BlackRock Mortgage-Backed Securities Index Fund***, **	8,916,465	14,051,837
State Street Global Advisors S&P 500 Flagship SL Fund**	—	14,094,515

*	Prior year presented for comparative purposes only

**	Current year presented for comparative purposes only

***	Held within SICs
Investments in SICs at contract value that represent 5% or more of the Plan’s net assets were as follows:

	December 31
	2010	2009

Monumental Life Ins. Co. Constant Duration SIC	$27,806,101	$28,033,321
Prudential Constant Maturity SIC*	27,115,036	—
State Street Constant Duration SIC**	14,972,879	15,095,377
Rabobank Constant Duration SIC**	—	27,365,955

*	Prior year presented for comparative purposes only

**	Current year presented for comparative purposes only

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2010	Level 1	Level 2	Total

Interest in registered investment companies (a)	$173,468,134	$—	$173,468,134
Interest in synthetic investment contracts (b)	—	85,820,716	85,820,716
Corporate common stock (c)	28,165,444	—	28,165,444
Interest-bearing cash and cash equivalents	16,064,166	—	16,064,166
Interest in common collective trusts (d)	—	2,303,779	2,303,779

Total assets at fair value	$217,697,744	$88,124,495	$305,822,239

a)	This class includes approximately 37% U.S. equity funds, 10% non-U.S. equity funds, 13% balanced funds, 31% target date funds, and 9% fixed income funds.

b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 100% fixed income funds.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (a)	$86,510,639	$—	$86,510,639
Interest in synthetic investment contracts (b)	—	96,691,920	96,691,920
Corporate common stock (c)	24,860,857	—	24,860,857
Interest-bearing cash and cash equivalents	10,446,108	—	10,446,108
Interest in common collective trusts (d)	—	58,703,216	58,703,216

Total assets at fair value	$121,817,604	$155,395,136	$277,212,740

a)	This class includes approximately 43% U.S. equity funds, 19% non-U.S. equity funds, 25% balanced funds, and 13% fixed income funds.

b)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 70% target date funds, 24% U.S. equity funds, 2% non-U.S. equity funds, and 4% fixed income funds.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended effective December 21, 2010 & March 31, 2011.
The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2007.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394      Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Interest-bearing cash and cash equivalents
EB Temporary Investment Fund of Bank of New York Mellon	$16,064,166
Adjustment from fair to book value	(46,370)

$16,017,796

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$19,646,199
American Funds Europacific Growth Fund	14,154,489
American Funds Growth Fund of America	23,152,297
MFS Value Fund	9,207,529
MSIF Small Company Growth Fund	15,353,658
Vanguard Total Bond Index Fund	10,982,741
Vanguard Inflation Protected Securities Fund	4,678,003
Vanguard Target Retirement Income Fund	1,922,180
Vanguard Target Retirement 2010 Fund	2,224,990
Vanguard Target Retirement 2015 Fund	8,749,942
Vanguard Target Retirement 2020 Fund	13,717,699
Vanguard Target Retirement 2025 Fund	9,889,627
Vanguard Target Retirement 2030 Fund	7,497,011
Vanguard Target Retirement 2035 Fund	3,694,872
Vanguard Target Retirement 2040 Fund	1,970,170
Vanguard Target Retirement 2045 Fund	2,819,282
Vanguard Target Retirement 2050 Fund	1,107,772
Vanguard FTSE All-Word ex-US Index Fund	1,719,657
Vanguard Institutional Index Fund	16,010,060
Federated Money Market Fund	267,690

168,765,868

Self-directed accounts
American Century Equity Growth Fund	44,439
Federated Kaufmann Fund Class K	221,935
Gamco Growth Fund	40,459
Janus Enterprise Fund	81,206
Janus Global Technology Fund	30,696
Janus Global Life Sciences Fund	30,671
Janus Growth & Income Fund	97,347
Janus Mercury Fund	51,810
Janus Twenty Fund	44,999
Janus Worldwide Fund	59,985
Jensen Portfolio	54,547
Oakmark Equity & Income Fund	60,706
OTC Profund	69,101
Vanguard Bond Index Fund	106,357
AIM Global Health Care Fund	70,781
Dreyfus Premier Technology	55,618

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394      Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Fidelity Canada Fund	51,997
Fidelity Spartan International Index Fund	165,045
Fidelity Spartan 500 Index Fund	185,688
Fidelity International Growth Fund	84,307
Fidelity Leveraged Company Stock Fund	82,109
Fidelity Nordic Countries	42,146
Fidelity Select Software Fund	62,054
Fidelity Select Technology Portfolio Fd	46,265
Fidelity Small Cap Selector Fund	46,243
Harbor International Fund	33,768
Icon Materials Fund	35,793
Janus Fund	38,359
Janus Orion Fund	191,245
Janus Mid Cap Value Fund	33,180
Janus Strategic Value Fund	67,074
Lazard Emerging Markets Portfolio	48,289
Loomis Sayles Bond Fund	70,651
Marsico Growth & Income Fund	48,209
Pimco All Asset All Authority Fund	59,005
Pimco Commodity Real Return Strategy Fund	31,533
Pimco Total Return Fund	40,355
RS Core Equity Fund	32,262
Rydex Dynamic Tempest 50	38,452
Scout International Fund	221,741
T. Rowe Price Latin America	83,683
T. Rowe Price Science and Technology Fund	52,677
Vanguard Small-Cap Value Index Fund	100,470
Vanguard Special Energy Fund	129,117
Vanguard Special Portfolio	63,894
Vanguard Special Utility Index Fund	120,652
Vanguard Wellington Fund	77,873
Vanguard Windsor II Fund	97,506
Wells Fargo Advantage	130,135
All other self-directed investments under $30,000	969,898
Cash balance liability	(66)

Total Self-Directed Accounts	4,702,266

Total Registered Investment Companies	$173,468,134

Corporate Common Stock
Allegheny Technologies Incorporated*	$28,165,444

Common Collective Trusts
BNY Mellon Stable Value Fund	$2,303,779
Adjustment from fair to book value	(40,934)

$2,262,845

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394      Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$902,305
CMBS, BACM 2005-3 A3A	1,132,405
Freddie Mac, FHR 2760 EB	205,086
Freddie Mac, FHR 2786 PC	71,874
Freddie Mac, FHR 2865 PQ	492,780
Freddie Mac, FHR 2866 XD	430,447
Freddie Mac, FHR 2870 BD	345,927
Freddie Mac, FHR 2888 OW	273,451
GNMA Project Loans, GNR 06-51 A	859,855
Auto Valet 2008-2 A3A	829,433
Bank of America, N.A. Wrap contract	(188,360)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	5,355,203

CMBS, CDCMT 2002-FX1D1	910,448
Rate Redu Bonds, CNP 05-A A2	772,015
Freddie Mac, FHR 2631 LB	101,622
Freddie Mac, FHR 2778 KR	110,413
Freddie Mac, FHR 2981 NB	26,142
Freddie Mac, FHR 2891 NB	904,345
CMBS, MLMT 05-CIP1 A2	1,310,852
CMBS, MLMT 05-CKI1 A2	412,686
CMBS, CD05-CD1 A2 FX	419,858
State Street Bank Wrap contract	(126,992)

State Street Bank Fixed Maturity Synthetic Contract 105028	4,841,389

CMBS, BSCMS 05-T18 A2	408,111
Freddie Mac, FHR 2763 PC	134,513
Freddie Mac, FHR 2921 NV	347,189
Freddie Mac, FHR 2934 OC	504,221
CMBS, JPMCC 05-LDP2 A2	97,492
Natixis Financial Products Wrap contract	(26,943)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	1,464,583

Total Fixed Maturity Synthetic Contracts	$11,661,175

Variable Rate Synthetic Contracts
Natixis Financial Products	$1,764,507
Natixis Wrap Contract	(21,156)

Total Variable Rate Synthetic Contracts	$1,743,351

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$2,456,988

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394      Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value

BlackRock, 1-3 Year Credit Bond Index Fund	4,346,525
BlackRock, Asset-Backed Sec Index Fund	6,274,739
BlackRock, Comm Mortgage-Backed Sec Fund	1,170,528
BlackRock, Int Term Credit Bond Index Fund	5,134,722
BlackRock, Int Term Government Bond Index Fund	2,280,987
BlackRock Global Investors, Long Term Government Bond Index Fund	1,201,929
BlackRock, Mortgage-Backed Sec Index Fund	5,795,702
Monumental Life Ins. Co. Wrap contract	(856,019)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	27,806,101

Prudential Core Conservative Intermediate Bond Fund	27,957,168
Prudential Wrap Contract	(842,132)

Prudential Constant Duration Synthetic Contract GA 62215	27,115,036

BlackRock, 1-3 Year Government Bond Index Fund	1,322,994
BlackRock, 1-3 Year Credit Bond Index Fund	2,340,438
BlackRock, Asset-Backed Sec Index Fund	3,378,705
BlackRock, Comm Mortgage-Backed Sec Fund	630,284
BlackRock, Int Term Credit Bond Index Fund	2,764,850
BlackRock, Int Term Government Bond Index Fund	1,228,224
BlackRock, Long Term Government Bond Index Fund	647,193
BlackRock, Mortgage-Backed Sec Index Fund	3,120,763
State Street Bank Wrap contract	(460,572)

State Street Bank Constant Duration Synthetic Contract 107073	14,972,879

Total Constant Duration Synthetic Contracts	$69,894,016

Participant loans* (4.25% to 9.75%, with maturities through 2024)	$3,674,030

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 28, 2011	By:	/s/ Karl D. Schwartz

Karl D. Schwartz
Controller and Principal Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)